Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2019, Twinlab Consolidated Holdings, Inc. (the “Company,” “Twinlab,” “Registrant,” “we,” “us,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

The following is a description of the material terms of our common stock and preferred stock as set forth in our Articles of Incorporation as amended by the Certificate of Amendment to the Articles of Incorporation and the Certificate of Change (collectively, the “Articles of Incorporation”), our Bylaws (the “Bylaws”), which govern the rights of our common stock and preferred stock. This description is only a summary. You should read it together with the Articles of Incorporation and Bylaws, which are included as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and incorporated by reference herein.

DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation authorizes the issuance of 5,000,000,000 shares of common stock, $0.001 par value per share, 392,057,164 shares were outstanding as of May 29, 2020. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights, but are entitled to one vote for each shares of common stock they hold. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and the prior payment to the preferred stockholders if any. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Preferred Stock

Our Articles of Incorporation authorize the issuance of 500,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of May 15, 2020. The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series.

Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to:

●	adopt resolutions;
●	to issue the shares;
●	to fix the number of shares;
●	to change the number of shares constituting any series; and
●	to provide for or change the following:
o	the voting powers;
o	designations;
o	preferences; and
o	relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following:
■	dividend rights (including whether dividends are cumulative);
■	dividend rates;
■	terms of redemption (including sinking fund provisions);
■	redemption prices;
■	conversion rights; and
■	liquidation preferences of the shares constituting any class or series of the preferred stock.

In each of the listed cases, we will not need any further action or vote by the stockholders.

One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board of Director’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

●	20 to 33%
●	33% to 50%
●	more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do exempt our common stock from the control share acquisition act.

Similarly, the Nevada Business Corporation Law contains provisions governing "Combinations with Interested Stockholders." These statutes provide that specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" of the corporation are prohibited for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder". These statutes generally apply to Nevada corporations with 200 or more stockholders of record. Our articles of incorporation and bylaws include a provision electing that our company not be governed by the provisions of the "Combination with Interested Stockholder" statutes.

Listing

Our common stock is traded in the OTC Markets PK (OTCPK), under the symbol "TLCC". We have been eligible to participate in the OTCPK since June 25, 2014 and from that time until the date of this filing our common stock has had only minimal trading. Over-the-counter market quotations of our common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Transfer Agent

The transfer agent for the common stock is West Coast Stock Transfer, 721 N. Vulcan Ave., First Floor, Encinitas, CA 92024.